CONTINUING GUARANTY

TO:

<Name Redacted)

1.

GUARANTY; DEFINITIONS.  In consideration of any credit or other financial accommodation heretofore, now or hereafter extended or made to Tanzanian Royalty Exploration Corporation, a Canadian corporation (the “Company”) by <Name Redacted>, a company organized under the laws of the Cayman Islands (“<Name Redacted>”), and for other valuable consideration, the undersigned subsidiary guarantor (“Guarantor”), unconditionally guarantees and promises to pay to <Name Redacted>, or order, on demand in lawful money of the United States of America and in immediately available funds, any and all Indebtedness.  The term “Indebtedness” is used in its most comprehensive sense and means and includes all obligations under that certain 8% ORIGINAL ISSUE DISCOUNT SENIOR CONVERTIBLE DEBENTURE DUE DECEMBER 9, 2016 (as amended, restated or otherwise modified from time to time, the “Note”) and any other obligations under that certain Securities Purchase Agreement entered into by < Name Redacted > and the Company, dated as of December 9, 2014 (as amended, restated or otherwise modified from time to time, the “SPA”), whether incurred in the past, present or future, whether voluntary or involuntary, and however arising, and whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, whether or not the Company may be liable individually or jointly with others, or whether recovery upon such Indebtedness may subsequently become unenforceable.  This Guaranty is a guaranty of payment and not collection.

2.

SUCCESSIVE TRANSACTIONS; REVOCATION; OBLIGATION UNDER OTHER GUARANTIES.  This is a continuing guaranty and all rights, powers and remedies hereunder shall apply to all past, present and future Indebtedness, including that arising under successive transactions or amendments or modifications to the Note or the other Transaction Documents (as defined in the SPA) which shall either continue the Indebtedness, increase or decrease it, or from time to time create new Indebtedness after all or any prior Indebtedness has been satisfied, and notwithstanding the dissolution, liquidation or bankruptcy of the Company or Guarantor or any other event or proceeding affecting either Guarantor or the Company. The obligations of Guarantor under this Guaranty shall be in addition to any obligations of Guarantor under any other guaranties of any liabilities or obligations of the Company or other persons that may be given to <Name Redacted> at any time, unless the other guaranties are expressly modified or revoked in writing; and this Guaranty shall not, unless expressly provided for in this Guaranty, affect or invalidate any such other guaranties.

3.

OBLIGATIONS JOINT AND SEVERAL; SEPARATE ACTIONS; WAIVER OF STATUTE OF LIMITATIONS; REINSTATEMENT OF LIABILITY.  The obligations of Guarantor under this Guaranty are joint and several and independent of the obligations of the Company, and a separate action or actions may be brought and prosecuted against Guarantor, whether the action is brought against the Company or other persons, or whether the Company or other persons are joined in any such action or actions.  Guarantor acknowledges that this Guaranty is absolute and unconditional, that there are no conditions precedent to the effectiveness of this Guaranty, and that this Guaranty is in full force and effect and binding on Guarantor as of the date written below, regardless of whether <Name Redacted> obtains collateral or any guaranties from others or takes any other action contemplated by Guarantor.  Guarantor waives the benefit of any statute of limitations affecting the enforcement of Guarantor’s liability under this Guaranty, and Guarantor agrees that any payment of any Indebtedness or other act which shall toll any applicable statute of limitations shall similarly toll the statute of limitations applicable to Guarantor’s liability under this Guaranty.  The liability of Guarantor hereunder shall be reinstated and revived and the rights of <Name Redacted> shall continue if and to the extent for any reason any amount at any time paid on account of any Indebtedness guaranteed hereby is rescinded or must otherwise be restored by <Name Redacted>, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid.  The determination as to whether any amount so paid must be rescinded or restored shall be made by <Name Redacted> in its reasonable discretion; provided however, that if <Name Redacted> chooses to contest any such matter at the request of Guarantor, Guarantor agrees to indemnify and hold <Name Redacted> harmless from and against all costs and expenses, including reasonable attorneys’ fees, expended or incurred by <Name Redacted> in connection therewith, including without limitation, in any litigation with respect thereto.

4.

AUTHORIZATIONS TO <NAME REDACTED>.  Guarantor authorizes <Name Redacted> either before or after revocation hereof, without notice to or demand on Guarantor, and without affecting Guarantor’s liability hereunder, from time to time to: (a) alter, compromise, renew, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Indebtedness or any portion thereof, including increase or decrease of the rate of interest thereon; (b) take and hold security for the payment of this Guaranty or the Indebtedness or any portion thereof, and exchange, enforce, waive, subordinate or release any such security; (c) apply such security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of the controlling security agreement, mortgage or deed of trust, as <Name Redacted> in its discretion may determine; (d) release or substitute any one or more of the endorsers or any other guarantors of the Indebtedness, or any portion thereof, or any other party thereto; and (e) apply payments received by <Name Redacted> from the Company to any portion of the Indebtedness, in such order as <Name Redacted> shall determine in its sole discretion, whether or not such Indebtedness is covered by this Guaranty, and Guarantor hereby waives any provision of law regarding application of payments which specifies otherwise. <Name Redacted> may without notice assign this Guaranty in whole or in part.

5.

REPRESENTATIONS AND WARRANTIES.  Guarantor represents and warrants to <Name Redacted> that: (a) this Guaranty is executed at the Company’s request; (b) <Name Redacted> has made no representation to Guarantor as to the creditworthiness of the Company; and (c) Guarantor has established adequate means of obtaining from the Company on a continuing basis financial and other information pertaining to the Company’s financial condition.  Guarantor agrees to keep adequately informed of any facts, events or circumstances which might in any way affect Guarantor’s liability under this Guaranty, and Guarantor further agrees that <Name Redacted> shall have no obligation to disclose to Guarantor any information or material about the Company which is acquired by <Name Redacted> in any manner.

6.

GUARANTOR’S WAIVERS.

(a)

Guarantor waives any right to require <Name Redacted> to: (i) proceed against the Company or any other person; (ii) marshal assets or proceed against or exhaust any security granted by the Company or any other person; (iii) give notice of the terms, time and place of any public or private sale or other disposition of real or personal property security granted by the Company or any other person; (iv) take any other action or pursue any other remedy in <Name Redacted>’s power; or (v) make any presentment or demand for performance, or give any notice of nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any obligations or evidences of indebtedness held by <Name Redacted> as security for or which constitute in whole or in part the Indebtedness guaranteed hereunder, or in connection with the creation of new or additional Indebtedness.

(b)

Guarantor waives any defense to its obligations hereunder based upon or arising by reason of: (i) any disability or other defense of the Company or any other person; (ii) the cessation or limitation from any cause whatsoever, other than payment in full, of the Indebtedness or the indebtedness of any other person; (iii) any lack of authority of any officer, director, partner, agent or any other person acting or purporting to act on behalf of the Company, if it is a corporation, partnership or other type of entity, or any defect in the formation of the Company; (iv) the application by the Company of the proceeds of any Indebtedness for purposes other than the purposes represented by the Company to, or intended or understood by, <Name Redacted> or Guarantor; (v) any act or omission by <Name Redacted>, except for willful actions taken in bad faith, which directly or indirectly results in or aids the discharge of the Company or any portion of the Indebtedness by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of <Name Redacted> against the Company; (vi) any impairment of the value of any interest in any security for the Indebtedness or any portion thereof, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security; (vii) any modification of the Indebtedness, in any form whatsoever, including any modification made after revocation hereof to any Indebtedness incurred prior to such revocation, and including without limitation the renewal, extension, acceleration or other change in time for payment of, or other change in the terms of, the Indebtedness or any portion thereof, including any increase or decrease of the rate of interest thereon; or (viii) any requirement that <Name Redacted> give any notice of acceptance of this Guaranty.  Until all Indebtedness has been paid in full, Guarantor shall have no right of subrogation, and Guarantor waives any right to enforce any remedy which <Name Redacted> now has or may hereafter have against the Company or any other person, and waives any benefit of, or any right to participate in, any security now or hereafter held by <Name Redacted>.  Guarantor further waives all rights and defenses Guarantor may have arising out of (A) any election of remedies by <Name Redacted>, even though that election of remedies, such as a non-judicial foreclosure with respect to any security for any portion of the Indebtedness, destroys Guarantor’s rights of subrogation or Guarantor’s rights to proceed against the Company for reimbursement, or (B) any loss of rights Guarantor may suffer by reason of any rights, powers or remedies of the Company in connection with any anti-deficiency laws or any other laws limiting, qualifying or discharging the Company’s Indebtedness, whether by operation of law or otherwise, including any rights Guarantor may have to a fair market value hearing to determine the size of a deficiency following any foreclosure sale or other disposition of any real property security for any portion of the Indebtedness.

7.

SUBORDINATION.  Any indebtedness of the Company now or hereafter held by Guarantor is hereby subordinated to the Indebtedness until such time as the Indebtedness is irrevocably repaid in full in cash and all credit arrangements between <Name Redacted> and the Company have been terminated.

8.

REMEDIES; NO WAIVER.  All rights, powers and remedies of <Name Redacted> hereunder are cumulative.  No delay, failure or discontinuance of <Name Redacted> in exercising any right, power or remedy hereunder shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy.  Any waiver, permit, consent or approval of any kind by <Name Redacted> of any breach of this Guaranty, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing.

9.

COSTS, EXPENSES AND ATTORNEYS’ FEES.  Guarantor shall pay to <Name Redacted> immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys’ fees for outside counsel to <Name Redacted>, expended or incurred by <Name Redacted> in connection with the enforcement of any of <Name Redacted>’s rights, powers or remedies and/or the collection of any amounts which become due to <Name Redacted> under this Guaranty, and the prosecution or defense of any action in any way related to this Guaranty, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by <Name Redacted> or any other person) relating to Guarantor or any other person or entity.  All of the foregoing shall be paid by Guarantor with interest at the default rate of interest as contemplated by the Note.

10.

SUCCESSORS; ASSIGNMENT.  This Guaranty shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Guarantor may not assign or transfer any of its interests or rights hereunder without <Name Redacted>’s prior written consent.  Guarantor acknowledges that <Name Redacted> has the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, the Indebtedness and any obligations with respect thereto, including this Guaranty.  In connection therewith, <Name Redacted> may disclose all documents and information which <Name Redacted> now has or hereafter acquires relating to Guarantor and/or this Guaranty, whether furnished by the Company, Guarantor or otherwise; provided, however, that <Name Redacted> shall not disclose material non-public information about Guarantor in connection therewith without obtaining a customary non-disclosure agreement from the proposed transferee.  Guarantor further agrees that <Name Redacted> may disclose such documents and information to the Company.

11.

AMENDMENT.  This Guaranty may be amended or modified only in writing signed by <Name Redacted> and Guarantor.

12.

UNDERSTANDING WITH RESPECT TO WAIVERS; SEVERABILITY OF PROVISIONS.  Guarantor warrants and agrees that each of the waivers set forth herein is made with Guarantor’s full knowledge of its significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law.  If any waiver or other provision of this Guaranty shall be held to be prohibited by or invalid under applicable public policy or law, such waiver or other provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such waiver or other provision or any remaining provisions of this Guaranty.

13.

GOVERNING LAW.  This Guaranty shall be governed by and construed in accordance with the laws of the State of New York.

14.

WAIVER OF JURY TRIAL.  GUARANTOR IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF, BASED ON OR PERTAINING TO THIS GUARANTY.

15.

EXCLUSIVE JURISDICTION.

WITH RESPECT TO ANY DISPUTES ARISING OUT OF OR RELATING TO THIS GUARANTY, THE PARTIES HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN IN THE STATE OF NEW YORK, IN NEW YORK COUNTY.

[SIGNATURE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Itetemia Mining Company Limited

By:	/s/ Joseph Kahama
Name:	Joseph Kahama
Title:	Director

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Lunguya Mining Company Ltd.

By:	/s/ Joseph Kahama
Name:	Joseph Kahama
Title:	Director

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Tancan Mining Company Limited

By:	/s/ Joseph Kahama
Name:	Joseph Kahama
Title:	Director

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Tanzania American International Development Corporation 2000 Limited

By:	/s/ Joseph Kahama
Name:	Joseph Kahama
Title:	COO and Director

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Buckreef Gold Company Limited (BGCL)

By:	/s/ Joseph Kahama
Name:	Joseph Kahama
Title:	COO and Director

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of December 8, 2014.

Northwest Basemetals Company Limited

By:	/s/ Joseph Kahama
Name:	Joseph Kahama
Title:	COO and Director